[Letterhead of Wachtell, Lipton, Rosen & Katz]

March 24, 2021

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Life Sciences

Washington, D.C. 20549

Attn: Chris Edwards

Re: Vesper Healthcare Acquisition Corp.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed February 11, 2021

File No. 001-39565

Dear Mr. Edwards:

We hereby submit the responses of Vesper Healthcare Acquisition Corp. (the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter, dated March 2, 2021 (the “Comment Letter”), providing the Staff’s comments with respect to Amendment No. 1 (the “First Amendment”) to the Company’s Proxy Statement on Schedule 14A (the “Proxy Statement”). For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 2 to the Proxy Statement (the “Second Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Second Amendment includes revisions made in response to the comments of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the First Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the First Amendment or the Second Amendment, as applicable.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Background of the Business Combination, page 146

1.

We note your response to comment 8. Please disclose the number of potential target businesses that were contacted, at what point these potential alternatives were eliminated from consideration and the bases for your determination that HydraFacial was the most attractive business combination target.

U.S. Securities and Exchange Commission

March 24, 2021

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 144-145 of the Second Amendment in response to the Staff’s comment.

The Company’s Board of Directors’ Reasons for the Approval of the Business Combination, page 153

2.

Please expand your discussion to describe your analyses that led to your conclusion that the aggregate Merger Consideration reflects an attractive valuation relative to publicly listed companies with certain characteristics comparable to HydraFacial. As part of this discussion, identify the companies included in your analysis and compare HydraFacial’s end market, growth strategies, financial performance, projected growth rate, gross margins and projected profitability. Additionally, describe other financial analyses performed such as discounted cash flow analyses and/or comparable transaction analyses. If such analyses were not performed, please disclose this information.

Response: The Company respectfully advises the Staff that, in response to the Staff’s comment, it has added a section entitled “Summary of Presentation Provided by Goldman Sachs” beginning on page 152 of the Second Amendment and revised the disclosure on pages 160-162 of the Second Amendment.

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If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Andrew R. Brownstein or Igor Kirman of Wachtell, Lipton, Rosen & Katz at (212) 403-1000.

Sincerely, Wachtell, Lipton, Rosen & Katz

By:	/s/Andrew R. Brownstein
	Name:	Andrew R. Brownstein

cc:	Brenton L. Saunders, Chief Executive Officer, Vesper Healthcare Acquisition Corp.
Igor Kirman, Wachtell, Lipton, Rosen & Katz